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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities LLC (Filed as Confidential Information)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Miseo — 212-224-1879 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

| 345 Park Avenue | New York | New York | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# MUTUAL OF AMERICA SECURITIES LLC

**(A Wholly Owned Subsidiary of Mutual of America Holding Company, LLC., which is a wholly owned subsidiary of Mutual of America Life Insurance Company)**

**Financial Statements and Supplemental Schedules**

**December 31, 2015**

**(With Report of Independent Registered Public Accounting Firm Thereon)**

**OATH OR AFFIRMATION**

I, William Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities Corporation, as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________



William Rose
Chairman and Chief
Executive Officer

ANGELA IGHILE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IG6295669
My Commission Expires January 06, 2018



Notary Public

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations and Comprehensive Income.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Equity.
- □ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Managers
Mutual of America Securities LLC:

We have audited the accompanying statement of financial condition of Mutual of America Securities LLC (a Delaware Limited Liability Corporation and a wholly-owned subsidiary of Mutual of America Holding Company LLC, which is a wholly-owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2015, and the related statements of operations and comprehensive income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual of America Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (and 17 C.F.R.§ 1.10). In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 26, 2016

**MUTUAL OF AMERICA SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

| | | |
|---|---|---|
| ASSETS: | | |
| Cash and cash equivalents | $ | 216,860 |
| Money market investment | | 4,442,844 |
| Deferred income taxes | | 133 |
| Due from affiliates | | 31,211 |
| Other assets | | 4,651 |
| Total assets | $ | 4,695,699 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| General expenses and other liabilities | $ | 10,500 |
| Due to affiliates | | 13,913 |
| Total liabilities | | 24,413 |
| MEMBER'S EQUITY: | | |
| Member's' capital | | 11,484,677 |
| Accumulated Member's deficit | | (6,813,271) |
| Accumulated other comprehensive (loss) income | | (120) |
| Total member's equity | | 4,671,286 |
| Total liabilities and member's equity | $ | 4,695,699 |

The accompanying notes are an integral part of these financial statements.

**MUTUAL OF AMERICA SECURITIES LLC**

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---|
| **INCOME:** | |
| Fee revenue | $ 614,122 |
| Investment income | 1,913 |
| Total income | 616,035 |
| **EXPENSES:** | |
| Salaries and benefits | $ 333,129 |
| Regulatory and audit fees | 176,182 |
| Marketing, communications, and other | 69,006 |
| Corporate service charge | 27,874 |
| Licenses and fees | 7,931 |
| Total expenses | 614,122 |
| Gain before realized capital loss and net income tax expense | 1,913 |
| Net realized capital gain/(loss) | - |
| Net income tax expense | (670) |
| Net Income | $ 1,243 |
| Comprehensive Income | |
| Net income | $ 1,243 |
| Unrealized (loss), on securities arising during the year | $ (130) |
| Income tax benefit on unrealized loss | 46 |
| Other comprehensive income (loss) | (84) |
| Total Comprehensive Income | $ 1,159 |

The accompanying notes are an integral part of these financial statements.

**MUTUAL OF AMERICA SECURITIES LLC**

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

| | Member's Capital | Accumulated Member's Deficit | Accumulated Comprehensive Income (loss) | Total Member's Equity |
|---|---|---|---|---|
| Balance, December 31 2014 | $ 11,484,677 | $ (6,814,514) | $ (36) | $ 4,670,127 |
| Net Income | - | 1,243 | - | 1,243 |
| Unrealized gains (losses) net of Taxes | - | - | (84) | (84) |
| Balance, December 31 2015 | $ 11,484,677 | $ (6,813,271) | $ (120) | $ 4,671,286 |

The accompanying notes are an integral part of these financial statements.

**MUTUAL OF AMERICA SECURITIES LLC**

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 1,243 |
| Reconciliation of net income to net cash used in operating activities- | |
| Change in due from affiliates | 49,468 |
| Change in due to affiliates | (46,239) |
| Change in deferred income taxes | (46) |
| Change in current income tax recoverable/payable | - |
| Change in other assets | 930 |
| Change in general expense and other liabilities | 10,475 |
| Net cash provided by operating activities | 15,831 |
| CASH FLOW FROM INVESTING ACTIVITIES: | |
| Proceeds from money market investment sold | - |
| Cost of money market investment purchased and other | (1,867) |
| Net cash (used in) investing activities | (1,867) |
| CASH FLOWS FROM FINANCING ACTIVITY: | |
| Contributed capital | - |
| Net cash provided by (used in) financing activities | - |
| Net increase in cash and cash equivalents | 13,964 |
| CASH AND CASH EQUIVALENTS, beginning of year | 202,896 |
| CASH AND CASH EQUIVALENTS, end of year | $ 216,860 |

The accompanying notes are an integral part of these financial statements

## MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

### 1. ORGANIZATION

Mutual of America Securities LLC (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. Effective April 1, 2014, the Company and its parent converted from a Delaware Corporation to a Delaware Limited Liability Company (LLC). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mutual of America Holding Company LLC. (the "Parent"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company operates as an introducing broker on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company also acts as the distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company's sole customers include Mutual of America, its affiliates and sponsored funds.

### 2. SIGNIFICANT ACCOUNTING POLICIES

#### Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

#### Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at fair value. The money market fund is sponsored by Mutual of America. Security transactions for the Company's portfolio are recorded on a trade date basis. Dividend income is recorded when declared. Changes in fair value are included in other comprehensive income.

#### Fair Value

The Company values its investment at fair value. Fair value is an estimate of what the Company would receive upon selling its investment in orderly arms – length transactions. Investments are categorized based on a three-level valuation hierarchy for measurement and disclosure of fair value. The valuation hierarchy is based upon the transparency of inputs used to measure fair value. The three levels are as follows:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – other significant observable inputs (including yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of its investment).

At December 31, 2015 management determined that the fair value input for the Company's investment in the Mutual of America Institutional Money Market Fund is considered Level 1. There were no transfers between levels during 2015.

## MUTUAL OF AMERICA SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Fee Revenue

The Company has entered into a fee revenue agreement with Mutual of America Capital Management LLC ("Capital Management"), an affiliated entity, under which the Company receives revenues, which cannot exceed the costs it incurs, in conjunction with its operations as broker dealer for the Mutual of America Institutional Funds. Revenue is recognized as costs are incurred throughout the year.

Estimates by Management

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2015. Actual results could differ from those estimates.

### 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] ("the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $4,314,292 which was $4,289,293, in excess of its required net capital. The Company had aggregate indebtedness of $24,413 at December 31, 2015; the ratio of aggregate indebtedness to net capital was .0057 to 1.

### 4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule because it is an introducing broker-dealer which clears all customers' transactions on a fully disclosed basis with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owe money or securities to, customers.

### 5. INCOME TAXES

The Company is a Delaware Limited Liability Company (LLC) and as such is treated as a disregarded entity of Mutual of America for federal income tax purposes. Its financial results are included in the federal and state income tax returns of Mutual of America, as applicable.

The Company and its owner, Mutual of America, recognize income taxes in their respective financial statements based on a separate company allocation method. The Company has a tax sharing method with Mutual of America whereby it is responsible for payment of taxes to Mutual of America based on a separate company allocation method. It therefore allocates tax results to these financial statements based on the asset and liability method as prescribed by Accounting Standards Codification (ASC) 740 *Income Taxes* (ASC 740) as if it were a division of Mutual of America.

The components of income tax (expense) for the year 2015 are as follows:

**MUTUAL OF AMERICA SECURITIES LLC**

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

| | | 2015 |
|---|---|---|
| Federal income tax expense, current | $ | (670) |
| Total Federal income tax expense | | (670) |
| State and local tax benefit, current | | - |
| Net Income tax expense | $ | (670) |

A reconciliation between federal income taxes and the total tax expense as shown on the statement of operations is as follows:

| | | 2015 |
|---|---|---|
| Federal income tax at statutory rate | $ | (670) |
| Total income tax expense, as reported | $ | (670) |

The Company's deferred tax asset at December 31, 2015 consists of:

| | | 2015 |
|---|---|---|
| Deferred Tax Asset: | | |
| Unrealized Loss | $ | 133 |
| Net Deferred Tax Asset | $ | 133 |

Management believes it is more likely than not that the deferred tax asset will be realized.

On October 28, 2015, the Internal Revenue Service (IRS) concluded its audit of the 2013 consolidated federal income tax return of the Parent resulting in no additional taxes due.

On January 13, 2016 the New York State Department of Taxation and Finance concluded its examination of the New York State combined income tax returns of the Parent for the period January 1, 2012 through March 31, 2014 resulting in no additional taxes due.

The federal income tax returns of the Parent for 2012 and the short period January 1, 2014 through March 31, 2014 remain subject to audit by the IRS. The Company's financial results for April 1, 2014 through December 31, 2014 and 2015, which are included in Mutual of America's federal income tax return, also remain subject to audit by the IRS.

GAAP requires the evaluation of tax positions taken in the course of preparing the federal income tax return to determine whether it is "more-likely-than-not" that tax positions taken in the tax return will be ultimately sustained, and, if not, a tax liability and expense is recorded.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred expenses in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these expenses at cost to the Company each month, and the Company reimburses these expenses to Mutual of America at cost periodically. During 2015, such costs were $614 thousand and include $333 thousand of salary and benefit costs.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require disclosure.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2015

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 4,671,286 | 3480 |
| 2. | Deduct: Ownership equity not allowable for Net Capital | | | | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 4,671,286 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 4,671,286 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition | $ 35,995 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities -proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | 10,000 | 3610 | (45,995) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net Capital before haircuts on securities positions | | | $ 4,625,291 | 3640 |
| 9. | Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f) ): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 310,999 | 3734 | | |
| | D. Undue concentration | | 3650 | | |
| | E. Other (List) | | 3736 | (310,999) | 3740 |
| 10. | Net Capital | | | $ 4,314,292 | 3750 |

OMIT PENNIES

Note: No material differences exist between this Computation of Net Capital and the corresponding computation included in the Company's December 31, 2015 unaudited Form X-17A-5 Part IIA filing dated January 25, 2016

See accompanying report of independent registered public accounting firm.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Mutual of America Securities LLC as of December 31, 2015

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6 2/3% of line 19) | $ | 1,628 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 25,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 25,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ | 4,289,292 | 3770 |
| 15. | Excess capital at 1000% (line 10 less 10% of line 19) | $ | 4,284,292 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | 24,413 | 3790 |
| 17. | Add: | | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 19. | Total aggregate indebtedness | | | $ | 24,413 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ line10) | | | % | 0.57 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | 0.00 | 3860 |

### COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

**Part B**

| | | | | |
|---|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | N/A | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | N/A | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | N/A | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | N/A | 3910 |
| 26. | Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | N/A | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying report of independent registered public accounting firm.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Mutual of America Securities LLC December 31, 2015

**Exemptive Provisions Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | | Code |
|---|---|---|---|
| A. (k)(1)-$2,500 capital category as per Rule 15c3-1 | | X | 4550 |
| B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained | | | 4560 |
| C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis | | | |
| Name of clearing firm | 4335 | | 4570 |
| D. (k)(3)-Exempted by order of the Commission | | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of proposed withdrawal or Accrual See below for code to enter | | Name of lender or contributer | | Insider or Outsider? (In or Out) | | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities | | (MMDDYY) Withdrawal or Maturity Date | | Expect to Renew (yes or no) | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 4600 | | 4601 | | 4602 | | 4603 | | 4604 | | 4605 |
| | 4610 | | 4611 | | 4612 | | 4613 | | 4614 | | 4615 |
| | 4620 | | 4621 | | 4622 | | 4623 | | 4624 | | 4625 |
| | 4630 | | 4631 | | 4632 | | 4633 | | 4634 | | 4635 |
| | 4640 | | 4641 | | 4642 | | 4643 | | 4644 | | 4645 |

Total $ N/A 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

See accompanying report of independent registered public accounting firm.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | Mutual of America Securities LLC | as of | December 31, 2015 |
|---|---|---|---|

### Computations for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3 and Information for Possession or Control Requirements Under Rule 15c3-3

Mutual of America Securities LLC is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth in (k)(1) of SEC Rule 15c3-3 (the exemption provision). Mutual of America Securities LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the most recent fiscal year without exception

See accompanying report of independent registered public accounting firm.

**MUTUAL OF AMERICA SECURITIES LLC**

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2015

| | | |
|---|---|---|
| Due from affiliates | $ | 31,211 |
| Deferred income taxes | | 133 |
| Other assets | | 4,651 |
| Total nonallowable assets | $ | 35,995 |

See accompanying report of independent registered public accounting firm.